Exhibit 99.1

RAGING CAPITAL URGES SHAREHOLDERS TO VOTE AGAINST THE PROPOSED “MERGER OF CONVENIENCE” BETWEEN EZCHIP SEMICONDUCTOR AND MELLANOX TECHNOLOGIES

Why the Mellanox Merger Agreement is a Bad Deal for Shareholders of EZchip Semiconductor

Vote the GOLD Proxy Card When Available

October 22, 2015

Dear Fellow Shareholders:

Raging Capital Management, LLC is a long-term, value-oriented investor that owns 1,944,595 ordinary shares of EZchip Semiconductor Ltd. (“EZchip” or the “Company”), constituting approximately 6.5% of the shares outstanding, making us one of the Company’s largest shareholders.  We built this position prior to the recent ill-advised acquisition offer discussed below with the belief that EZchip is a fast-growing, market leader in an expanding multi-billion dollar market with a strong balance sheet, long-life product portfolio and extraordinary potential.

We are writing today to express our view that the $25.50 per share consideration offered by Mellanox Technologies, Ltd. (“Mellanox”) to acquire EZchip considerably undervalues the Company and its future prospects.  We believe EZchip has enormous potential to grow as an independent public company and should not be sold at this time.  However, if the Company should be sold, we believe the Board has an obligation to conduct a thorough process designed to maximize shareholder value; it is apparent that this has not taken place.  As such, we intend to vote against this transaction at the November 12, 2015 Annual General Meeting of Shareholders and encourage you to do the same.

Here’s why:

EZCHIP’S DOMINANT POSITION IN THE NETWORK PROCESSOR MARKET HAS BEEN FURTHER STRENGTHENED WITH  MARVELL’S RECENT MARKET EXIT

After a long battle for market share, EZchip has prevailed with its leading-edge technology in the network processing market.  In fact, Marvell Technologies, once a primary competitor to EZchip, recently announced it is exiting the market and will instead partner with EZchip to provide its customers with critical processor technology.  Another major competitor in this space, Broadcom, exited the market several years ago.  This leaves EZchip as the only source for providing merchant network processing technologies.  Marvell’s exit from the market should translate into significant new growth opportunities for EZchip and has not been accurately reflected in the financial projections provided by the Company to justify the value of the $25.50 sale price to Mellanox.

EZCHIP’S NEW NPS-400 WILL RADICALLY EXPAND ADDRESSABLE MARKET; VALIDATED BY KEY DESIGN WINS

Following three years of significant investment in research and development, EZchip is now prepared to sample its NPS-400 chip for the first time this quarter. EZchip’s forthcoming NPS processors are well-positioned to capitalize on the emerging trends of white box networking, software-defined networking (SDN) and network functions virtualization (NFV) that are all key to the evolution and growth of the communication networks of the future.  More specifically, the NPS-400 leapfrogs existing technologies by handling layers 2-7 processing with a customer-friendly C-programmable interface.

We believe NPS-400 will radically expand the total addressable market and potential customer base for EZchip.  To support this, we look no further than EZchip’s recently announced NPS-400 design wins with several new customers, including a “tier one carrier”, a “tier one switch provider”, and a “hyper scale data center operator.” Additionally, EZchip has secured design wins from long-time customers such as ZTE.  Yet, we believe EZchip is just scratching the surface of NPS’ potential.

According to statements from EZchip’s management, the Company will initiate shipments of NPS-400 development devices later this year and begin shipping production volume in 2016.  Based on historical EZchip sales data, we believe this could drive 2016 NPS-400 revenue in excess of $15 million in 2016 when EZchip is also scheduled to initiate shipments of its new TILE-Mx development devices.

Revenue generated from these new devices should ramp up significantly in 2017 and beyond.  According to EZchip, these new devices should expand EZchip’s total addressable market six fold to $2.2 billion in 2017.  Due to the fact that EZchip has publicly stated that most of the development costs associated with these new devices are behind them, the incremental operating margins associated with these new sales should be significant.

In our opinion, the $25.50 per share acquisition proposal not only undervalues the existing business and its future potential but Mellanox is also essentially getting NPS-400 for free.

TILE-MX INVESTMENTS WILL GENERATE SIGNIFICANT VALUE IN 2017 AND BEYOND

In 2014, EZchip spent $50 million to acquire Tilera, a provider of multi-core processing chips.  With this acquisition, EZchip doubled its served available market and became a more diversified, preeminent supplier of high-end technologies to the data center market.  Since the acquisition, EZchip has invested heavily into Tilera’s next generation product, the TILE-Mx processor - an ARM-based multi-core chip that will incorporate EZchip’s best-of-breed networking processor and accelerator capabilities.  Targeted at the fast-growing data center market, the TILE-Mx will further expand EZchip’s addressable market to over $2.2 billion by 2017.   We believe the TILE-Mx growth opportunity is assigned no value by the Mellanox acquisition offer.

CISCO REVENUES TO REMAIN STRONG FOR YEARS; MARKET HAS MISINTERPRETED AND OVER-REACTED AND THEREFORE IT IS INAPPROPRIATE TO SELL AT A MODEST PREMIUM TO THE DEPRESSED PRICE FOLLOWING THE CISCO “NEWS”

Earlier this year, EZchip disclosed that Cisco plans to use an internally developed ASIC for the next generation of its high-end routers.  This announcement led to a sharp, albeit transitory, decline in EZchip’s share value – providing Mellanox with the opportunity to make a lowball offer.  Subsequently, EZchip has provided additional information about its strong relationship with Cisco, including the fact that EZchip has secured additional design wins within Cisco for its NPS chip and that a material portion of the Cisco-generated revenues are not at risk at all.  Furthermore, in a recent interviewi, EZchip’s CEO Eli Fruchter stated that the potential “hit to revenue will come in 2019-2020, and no problem is foreseen until then.”  He also noted, “There is no doubt that, even alone, EZchip would have succeeded in offsetting the damage…”  Later in the same article, Mr. Fruchter also said that, “Cisco’s decision could also yet change; we don’t think that the last word has been said on the matter.”

Interestingly enough, a recent research report from Inflection Point Research stated that, “from a P&L analysis it is hard to justify the ROI for doing an ASIC for the next gen ASR9K, and Cisco with their new management team knows it.”  Inflection Point further asserted its belief that “CSCO will most likely end up using EZchip and not develop their own ASIC.”

The bottom line here is that EZchip remains a critical supplier to Cisco and will likely continue to be for many years to come.  In our view, the market misinterpreted and unduly discounted EZchip’s share price when the Cisco “news” came out, and therefore it is inappropriate to sell EZchip at a modest premium to this inappropriately and temporarily discounted price.

THE EZCHIP-MELLANOX MERGER APPEARS TO BE A MARRIAGE OF CONVENIENCE RATHER THAN THE RESULT OF A ROBUST AND RIGOROUS SALE PROCESS

In the same article referenced earlier, Mr. Fruchter commented, “It was fairly clear that we would join together someday” while Mellanox’s CEO, Eyal Waldman, added, “We’ve been talking about the merger for several years.”  Furthermore, it is made abundantly clear in EZchip’s proxy materials that the Board of Directors failed to implement a full, fair and competitive bidding process – but instead, were determined to sell the business to long-standing friends nearby in Yokneam at a valuation that clearly does not reflect the full value of the Company.

According to EZchip’s proxy materials describing the sale, the Board of Directors conducted a very condensed sale process, only negotiating with one potential buyer – Mellanox, and performed a very limited market check with other potential suitors a few short days prior to executing the merger agreement, which gave no other potential acquirers a reasonable chance to make a competitive offer.  We have confirmed with prominent investment bankers as well as logical potential acquirers that the business was not actively marketed for sale.

Following the merger announcement we asked EZchip’s CEO Eli Fruchter “Why sell for $25.50 per share?” and he responded, “I just pulled a number that I thought was very high [when the stock was trading at $16 per share].”

In our opinion, the Board failed to conduct a robust and rigorous process to sell the Company. As a result, shareholders are being asked to approve an acquisition in which the transaction price is significantly below what the Company is actually worth.

MELLANOX OFFER DOES NOT REFLECT FULL VALUE FOR EZCHIP AND ITS PROSPECTS

“Investors do not yet fully appreciate how the company’s next generation, programmable NPS processors can transform the company’s revenue stream beginning within the next two years.”ii

“It’s optically not that attractive of an offer”iii

Gary Mobley, sell-side analyst with Benchmark Company, LLC covering EZchip

In our opinion, the $25.50 per share acquisition price offered by Mellanox on September 30, 2015 is not a fair or appropriate buyout value for EZchip’s existing business and neglects to adequately compensate shareholders for the substantial value potential associated with Marvell’s exit from the market, new products, design wins and favorable industry trends that will help to drive the Company’s future growth and profitability.

The most important factor to understand and appreciate is the immense amount of operating leverage in EZchip’s business model.  Remember, the bulk of the development costs of NPS and TILE-Mx are already running through the Company’s income statement… this means that a high percentage of the high margin, incremental revenues from NPS-400 and TILE-Mx will drop directly to the bottom line.  Additionally, Israel’s Office of the Chief Scientist provides a very favorable tax regime, and EZchip has already pre-paid many of its future tax liabilities.

This favorable operating leverage profile provides significant potential upside, while downside risks are limited by EZchip’s substantial net cash balance and strong ongoing operating cash flows from long-life design wins.  For EZchip shareholders, this provides a very attractive risk/reward set-up with limited downside risk and massive upside potential.  Again, Why Sell Now?

EZCH Earnings Estimates: Upside Driven by Immense Operating Leverage

	Fiscal Year End
	2015	2016	2017	2018	2019
Earnings Per Share (EPS) Core Business¹	$1.41	$1.75	$2.46	$2.46	$2.46
NPS + TILE-Mx EPS Contribution²	$0	$0	+$0.93	+$1.69	+$2.44
Aggregate EPS (Core Business + NPS + TILE-Mx)	$1.41	$1.75	$3.39	$4.15	$4.90
Cash Per Share³	$6.00	$7.50	$10.60	$14.50	$19.00

Estimated EPS Multiple + Year-End Cash		EZchip’s Potential Per Share Value
		2016	2017	2018	2019
10x EPS Multiple + Cash		$25.00	$44.50	$55.95	$68.15
15x EPS Multiple + Cash		$33.75	$61.45	$76.65	$92.65
20x EPS Multiple + Cash		$42.50	$78.40	$97.40	$117.15

Notes:
(1)	FactSet consensus estimates FY2015-2016 (we believe consensus estimates for 2016 will prove to be conservative);
20% annual market growth 2016 and 2017 based on The Linley Group TAM estimates (cited by EZchip in Q2 2015 earnings presentation);
assumes no low-speed segment growth
(2)	Raging Capital estimates assumes $40/$80/$120 million revenue growth at 65-70% gross margin;
$5 million incremental annual operating expense, 0% tax rate and 30 million shares outstanding
(3)	Assumes $3 million annual capital expenditures; $5 million in annual Office of Chief Scientist tax payments

NEXT STEPS TO ENSURE SHAREHOLDER VALUE IS PROTECTED AND MAXIMIZED

EZchip is a great company with best-in-class products, excellent engineering capabilities and extraordinary people.  It is our belief that EZchip can and will continue to thrive as a stand-alone business far into the foreseeable future.  In the event that a sale of EZchip is not consummated, we would like to see the Board take the following steps:

Consider executing a $100 million share repurchase program.  EZchip announced a modest $20 million share repurchase program in a press release issued March 23, 2015.  In this press release, EZchip CEO, Eli Fruchter stated:  “We believe the share repurchase program represents a good use of the Company’s capital and the Board’s confidence in EZchip’s long term prospects, and is consistent with the goal of increasing shareholder value.  We continue to believe both our current, and new products are well positioned to drive meaningful growth over the next several years and we remain highly optimistic about our short-term, mid-term and long-term performance.”

EZchip has a strong balance sheet with nearly $200 million of cash on-hand and no debt and it is a business that will continue to generate sustainable free cash flows far into the future.  In the event that a sale of EZchip is not consummated and the market does not recognize the full longer-term value of the business, we would like the Company to expand its open-market share repurchase program for the benefit of shareholders as shares are redeemed in an accretive fashion.

Immediately reconstitute the Board with the addition of two new Board members having relevant industry experience and strong transactional expertise.  Toward this end, Raging Capital has nominated two well-qualified candidates who are prepared to protect all shareholders’ interests by helping EZchip to continue to grow as an independent company. If and when it is appropriate to sell the Company, they would help execute and oversee a comprehensive sale process that would ensure shareholder value is maximized.   If elected, these new Board members would occupy just two of seven Board seats but would be instrumental in their role as advocates for shareholders instituting appropriate governance oversight, sustainable economic performance and long-term value creation.  Furthermore, if elected, these candidates will seek to work constructively with the other directors to ensure your value is protected.

ABOUT OUR NOMINEES:

Kenneth Traub has over 25 years of successful experience in protecting and increasing shareholder value as both a senior executive and director of numerous public companies, particularly in the semiconductor and communications industries, as well as extensive experience in Israel. Mr. Traub currently serves on the boards of directors of the following public companies: (i) MRV Communications, Inc., a leading global provider of packet and optical communications network equipment with R&D facilities in Yokneam, Israel.  As Chairman of the Board, Mr. Traub has been leading the turnaround and repositioning of MRV which has generated significant returns to shareholders, (ii) DSP Group, a leading global supplier of wireless chipset solutions for converged communications headquartered in Herzliya, Israel.  Mr. Traub serves as Chairman of the Strategic Committee of the Board of DSP Group, (iii) Athersys, Inc., and (iv) A. M. Castle & Co.  Mr. Traub previously served on the boards of directors of the following public companies: (i) Phoenix Technologies Ltd., a supplier of computer technology which was sold in a series of transactions at a significant premium after Mr. Traub joined the board, (ii) MIPS Technologies, Inc., a semiconductor company which was sold at a significant premium after Mr. Traub joined the board, (iii) Xyratex Limited, a supplier of data storage technologies which was sold at a significant premium after Mr. Traub joined the board, and (iv) Vitesse Semiconductor Company, a semiconductor company in the communications network market.  Mr. Traub served as Chairman of the Strategic Committee of Vitesse Semiconductor and led the process which resulted in the sale of Vitesse to Microsemi Corporation at a significant premium.  Previously, Mr. Traub was the President and CEO of American Bank Note Holographics, Inc. (ABNH), a leading global supplier of optical technologies, and under his leadership, shareholders achieved over 1000% increase in shareholder value, culminating in the sale of ABNH to JDS Uniphase Corp.  Prior to ABNH, Mr. Traub co-founded and served as EVP and CFO of Voxware, Inc., a pioneer in Voice over Internet Protocol communication technologies.  Mr. Traub received a BA from Emory College and an MBA from Harvard Business School.

Paul McWilliams is a seasoned operating executive, investor and senior advisor within the semiconductor technology sector.  Mr. McWilliams is currently on the advisory board for two publicly-traded technology semiconductor companies and has an extraordinarily wide base of contacts with senior executives in the industry.  Mr. McWilliams also provides consulting services for various institutional investment companies with a focus on undervalued technology companies.  From its start in 2002 until his retirement in 2014, Mr. McWilliams was the editor of Next Inning Technology Research, which was one of the most widely circulated subscription-based research products covering investing in the technology sector.  Prior to Next Inning, Mr. McWilliams was the founder of MTS, Inc., one of the largest manufacturer representative companies operating in the Midwestern U.S. that specialized in the introduction of leading edge semiconductor technology.  During the two decades that Mr. McWilliams led MTS, Inc. it pioneered markets for Altera, Cypress Semiconductor, Linear Technology, LSI Logic and many others.  Mr. McWilliams is often quoted in leading business publications and has been a featured speaker at professional technology conferences contributing his perspective on issues regarding semiconductor technologies, industry trends and how to spot undervalued tech companies.  Earlier in his career, Mr. McWilliams was included as one of “The 30 Most Powerful People in Investing” in Smart Money magazine.

Raging Capital is one of the largest shareholders of EZchip and our interests are closely aligned with yours. Our objective is for the Company to continue to prosper and grow independently, and if the Company is to be sold, we would expect it to be at a materially higher price.  Consequently, we intend to vote ‘against’ the proposed sale to Mellanox and intend to solicit proxies from the shareholders in opposition to the proposed sale and for the election of our highly-qualified nominees.  If we are successful in blocking the deal and electing our nominees, we intend to work constructively with the Board and management of EZchip to help maximize shareholder value going forward.

We encourage you to visit our website at www.EZCH-value.com for additional information and materials regarding our solicitation.

We urge you to sign, date, and return the GOLD proxy when available.

Sincerely,

/s/ William C. Martin

William C. Martin
Chairman and Chief Investment Officer
Raging Capital Management, LLC

i Globes.co.il “Mellanox’s Waldman: We’ve discussed merging for years” October 1, 2015
ii Benchmark Company analyst report May 13, 2015
iii TheDeal.com “Activist believes proposed offer for EZchip is too low” October 14, 2015